Unique Logistics International, Inc.

154-09 146th Ave.

Jamaica, NY 11434

December 7, 2023

Jennifer O’Brien

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Unique Logistics International, Inc.
Form 10-K for Fiscal Year Ended May 31, 2023
File No. 000-50612

Dear Ms. O’Brien:

By letter dated November 9, 2023, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Unique Logistics International, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 10-K fiscal year ended May 31, 2023. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses. Capitalized terms that are not defined herein have the meanings assigned to them in the Company’s Form 10-K for Fiscal Year Ended May 31, 2023 (the “Form 10-K”).

Form 10-K for Fiscal Year Ended May 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of operations, page 32

1.	Please revise to disclose revenues, cost of freight and other operating expenses attributable to acquired ULHK Entities included in the income statement during the reporting period. Expand to discuss the reasons for changes in revenues, cost of freight and other operating expenses excluding the operations of the acquired entities during the period.

Response: The Company proposes that its results of operations discussion in any future periodic reports that it files under the Securities Exchange Act of 1934, as amended, for periods in which the acquisition of the ULHK Entities had a material impact on its results of operations compared to the prior applicable period(s), follow the enhanced format set forth in the appendix to this letter, which reflects a revised results of operations discussion of the Company for the three months ended August 31, 2023 compared to the three months ended August 31, 2022 and the year ended May 31, 2023 compared to the year ended May 31, 2022. Note that the discussion set forth in the appendix will be included in Amendment No. 2 to the Form S-4 to be filed with the SEC by Edify Acquisition Corp. (Registration No. 333-272560).

Liquidity and Capital Resources, page 34

2.	We note disclosure on page F-24 that Unique Logistics had events of default under its Term Debt and Revolving Credit Facility that were cured subsequent to May 31, 2023. Please include a discussion of these events of default and indicate the course of action that was taken to remedy the deficiencies. Refer to Item 303(b)(1) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment but does not believe that disclosure is warranted as it does not believe that the referenced defaults were material, and it has obtained waivers of the defaults from both lenders, TBK Bank and Colbeck Edify Holdings, LLC, for the year ended May 31, 2023 and was in compliance with the terms of the TBK Facility and the Debt Facility as of August 31, 2023. The agreements governing both loans have negative covenants, including financial ratios. As of May 31, 2023, the Company was not in compliance with some of the financial ratios, resulting in default.

With respect to the main TBK Facility, the Company was not in compliance with the debt coverage ratio at May 31, 2023, because at the time of the ULHK Entities Acquisition, the Company issued $25.3 million of debt, of which $23.8 million was classified as current liabilities and $1.5 million as noncurrent liabilities (promissory notes issued to ULHK). Per agreement with ULHK, the promissory notes were subject to purchase adjustments and potential restructuring to long term. The agreement governing the TBK Facility requires the Company’s debt coverage ratio to be at or above a certain level with current debt being the primary driver. During the quarter ended August 31, 2023, the Company paid off $4.5 million of the short-term debt with cash, resulting in a reduction of current debt from $4.8 million to $0.3 million and, as of August 31, 2023, the Company was in full compliance with requirements of the TBK Facility.

With respect to the Debt Facility, the Company was in violation of the EBITDA leverage ratio (Trailing 12 months EBITDA over total debt) set forth in the Financing Agreement as of May 31, 2023. The primary reason was due to the definition of trailing 12 months EBITDA in the Financing Agreement, specifically, that it excluded proforma earnings from the ULHK Entities while the debt incurred to finance their acquisition was included. This was remediated by signing a first amendment to the Financing Agreement, dated September 13, 2023, removing that exclusion and allowing the Company to subsequently meet the required EBITDA leverage ratio requirement.

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3.	We note disclosure indicating that $3.8 million and $10.9 million of the purchase price of the ULHK Entities Acquisition was recorded as goodwill and equity method investments, respectively. Please reconcile this disclosure with the purchase price allocation disclosure on page F-19, which shows different amounts for these components of the assets acquired and revise to include consistent disclosures.

Response:

The total amount of goodwill that the Company recognized in the ULHK Entities Acquisition was $9,478,477, $5,492,152 of which was attributed to the equity investments, which the Company posted as part of equity investments and disclosed it as goodwill attributed to the equity investments. At May 31, 2023, the Company reclassed the $5,492,152 of goodwill from equity investment to goodwill to be consistent in its year end presentation.

	Initial Purchase price allocation	Reclassification	Updated Purchase price allocation
	2/21/2023	AJE 1	5/31/2023

Goodwill	$3,986,325	$5,492,152	$9,478,477
Equity Investment	10,861,111	(5,492,152)	5,368,959
	$14,847,436	$-	$14,847,436

AJE 1: Reclassification of Equity investment goodwill to Goodwill to conform to the year end presentation

Notes To Consolidated Financial Statements May 31, 2023

Note 2. Acquisitions and Equity Method Investments, page F-16

4.	We note disclosure on page 9 that “the acquisition of the Purchased Shares in each of Unique Logistics International Co., Ltd (“Unique-Taiwan”) and Unique Logistics International (Vietnam) Co., Ltd. (“Unique-Vietnam”) is subject to receipt of all required governmental approvals in Taiwan and Vietnam, respectively, and the Company’s acquisition of the Purchased Shares in those entities will therefore not officially close until after such approvals are obtained. (the “ULHK Entities Acquisition”).” It appears you did not obtain control of these entities as of the acquisition date. As such, please clarify for us why these entities were included in the acquisition method of accounting for the ULHK Entities Acquisition on February 21, 2023, and the basis for consolidation of these entities. Refer to FASB ASC 805-10-25-6, which indicates that the acquisition date is the date on which the acquirer obtains control of the acquiree and revise your financial statements and disclosures as appropriate.

Response:

Per ASC 805-10-25-7, “The date on which the acquirer obtains control of the acquiree generally is the date on which the acquirer legally transfers the consideration, acquires the assets, and assumes the liabilities of the acquiree — the closing date. However, the acquirer might obtain control on a date that is either earlier or later than the closing date. For example, the acquisition date precedes the closing date if a written agreement provides that the acquirer obtains control of the acquiree on a date before the closing date. An acquirer shall consider all pertinent facts and circumstances in identifying the acquisition date.”

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Pursuant to the Stock Purchase Agreement between the Company and ULHK, dated as of April 28, 2022, and amendments thereto dated as of December 17, 2022 and February 21, 2023 and separate Share Sale and Purchase Agreements dated September 13, 2022, as amended pursuant to amendments thereto dated as of February 21, 2023, with each of ULHK Entities (collectively, the “SPA”), ownership in Unique-Vietnam will officially transfer to the acquirer, that is, the Company, from ULHK following approval of the transfer by the applicable government authority. Prior to such time, ULHK will hold any dividends or other distributions on the Purchased Shares in Unique-Vietnam for the benefit of the Company and promptly pay such amounts to the Company, and consistent with the parties’ understanding on this point, ULHK is holding the Purchased Shares in Unique-Vietnam for the benefit of the Company. Further, consistent with ULHK’s and the Company’s intension with respect to the transaction, since the closing of the ULHK Entities Acquisition on February 21, 2023, the Company has had full control of Unique-Vietnam: Company personnel are operating Unique-Vietnam, making all business and operating decisions on a day-to-day basis, and the Company’s designees serve on the board of directors of Unique-Vietnam as ULHK’s board designees. In addition, all votes that ULHK casts as the majority (65%) shareholder and any major decisions being made with respect to Unique-Vietnam are taken only under the Company’s direction, and the Company has been funding Unique-Vietnam’s day-to-day operations. This makes Unique-Vietnam a variable interest entity (“VIE”) of the Company. As the risk of loss with respect to Unique-Vietnam fully resides with the Company during this interim period, the Company believes that it was appropriate to consolidate this subsidiary and will continue to provide appropriate disclosures related to the timing of the required government approvals in its periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended.

According to the SPA, ownership in Unique-Taiwan will officially transfer to the acquirer, that is, the Company, from ULHK following approval of the transfer by the applicable government authority. Meanwhile, ULHK will hold any dividends or other distributions on the Purchased Shares in Unique-Taiwan for the benefit of the Company and promptly pay such amounts to the Company. Under the terms of the SPA, the Company will not have control of Unique-Taiwan prior to the receipt of such approvals, as Unique-Taiwan will be managed by the 50% local shareholder, including dividend declaration, directing operations, and funding Unique-Taiwan’s operations, and the Company will not have a majority of the risk of loss with respect to Unique-Taiwan during this interim period. As the risk of loss with respect to Unique-Taiwan does not reside with the Company during this interim period, Unique-Taiwan is not a VIE of the Company and, as a result, the Company will not consolidate this subsidiary for the year ended May 31, 2023, but, rather, will account for it as an equity investment. As disclosed in the Form 10-K, the Company received the required government approvals on June 1, 2023. The Company closed on its acquisition of the Purchased Shares in Unique-Taiwan on October 31, 2023.

5.	Please revise to disclose how you obtained control of each of the ULHK entities as required by ASC 805-10-50-2(d). In addition, please disclose the amount of revenue and earnings of ULHK entities since the acquisition date included in the consolidated income statement for the reporting period as required by ASC 805-10-50-2(h)(1).

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Response: The below chart sets forth each of the subsidiaries that the Company acquired with the language following explaining how the Company obtained control.

Name of acquired operating subsidiary	Purchased Percentage	Designation
Unique Logistics International (H.K.) Limited	100%	Consolidated subsidiary
Unique Logistics International (Vietnam) Co., Ltd.	65%	Consolidated subsidiary
ULI (South China) Limited	70%	Consolidated subsidiary
Unique Logistics International (South China) Limited	70%	Consolidated subsidiary
Unique Logistics International (India) Private Ltd.	65%	Consolidated subsidiary
ULI (North & East China) Company Limited	50%	Equity-method investment
Unique Logistics International Co., Ltd	50%	Equity-method investment
TGF Unique Limited	49.99%	Equity-method investment

We applied two primary consolidation models: (1) the voting interest entity model and (2) the VIE model. Under the voting interest entity model, a reporting entity with ownership of a majority of the voting interests of a legal entity is generally considered to have a controlling financial interest in the legal entity. However, the VIE model was established for situations in which control may be demonstrated other than by the possession of voting rights in a legal entity.

We determined that the Company obtained control of all the ULHK Entities treated as consolidated subsidiaries by paying for the Purchased Shares in such ULHK Entities in cash and via the issuance of promissory notes to ULHK on February 21, 2023, the closing date of the ULHK Entities Acquisition, in accordance with the SPA under the voting interest model.

For equity method investments in the three ULHK Entities listed above where the share interest acquired is equal to or less than 50%, but where the Company established significant influence over the financial and operating policies of the investee, we use the equity method of accounting.

As the Company elected to report earnings from the ULHK Entities on a one-month lag basis, in order to timely file quarterly consolidated financial statements, the initial consolidation of the ULHK Entities acquired and of the equity investments started with the period from March 1, 2023 through April 30, 2023 as part of the Company’s financial statements for the year ended May 31, 2023. The amount of revenue and earnings of the ULHK Entities since the acquisition date included in the consolidated income statement was as follows:

	Consolidated Subs	Equity Method Investments	Total
Revenue	$14,630,797	$-	$14,630,797
Net Income	$352,447	$136,656	$489,103

6.	We note you acquired on February 21, 2023, all of Unique Logistics Holdings Limited share capital in eight operating subsidiaries for purchase consideration of $28,750,000. Please revise to file most recent fiscal year audited, as well as unaudited for the subsequent interim period financial statements for each of the businesses acquired for the required periods or show us how you met the financial statement requirements of Rule 8- 04 of Regulation S-X.

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Response: The Company notes the Staff’s comment and believes it met the financial statement requirements of Rule 8-04 of Regulation S-X with the filing of its Current Report on Form 8-K/A (“Form 8-K/A”) on May 5, 2023. The Company’s Form 8-K/A amended and supplemented its Current Report on Form 8-K filed on February 27, 2023, to report the closing of the ULHK Entities Acquisition, to provide financial statements of each of the ULHK Entities and the pro forma financial statements of the Company in accordance with Rule 8-04 of Regulation S-X. Accordingly, it is the Company’s opinion that updated financial statements for the ULHK Entities are not required to be filed with the Form 10-K.

On February 21, 2023, the Company completed the ULHK Entities Acquisition, whereby the Company acquired from ULHK all of ULHK’s share capital in the ULHK Entities. On February 27, 2023, the Company filed a Current Report on Form 8-K to report Amendment No. 2 to the ULHK SPA and the closing of its acquisition of all of the share capital owned by ULHK in each of (i) Unique Logistics International (India) Private Limited (ii) ULI (North &East China) Company Limited (iii) Unique Logistics International Co., Ltd (Taiwan) (iv) TGF Unique Limited (v) Unique Logistics International (H.K.) Limited (vi) Unique Logistics International (Vietnam) Co., Ltd. (vii) ULI (South China) Limited and (viii) Unique Logistics International (South China) Limited pursuant to the ULHK SPA. In addition to the acquisition of the ULHK Subsidiaries, the Company acquired two companies in the ULHK Entities Acquisition that are owned by two of the ULHK Entities: Shenzhen Unique Logistics International Limited, 70% of which is owned by Unique Logistics International (H.K.) Limited, and Unique Logistics (Shanghai) Co., Ltd. which is owned by ULI (North & East China) Company Limited.

In order to satisfy the financial statement requirement of Rule 8-04 of Regulation S-X, the Company included the financial statements for the two most recent fiscal years (audited) and the latest required interim period (unaudited) that precedes the acquisition date of February 21, 2023, and the corresponding interim period of the preceding year (unaudited). The Company included the following financial statements within the Form 8-K with the unaudited interim period being within 135 days (113 days) of the acquisition date (February 21, 2023):

Subsidiaries

i.	Unique Logistics International (H.K.) Limited- December 31, 2021 and 2020 (audited) (Exhibits 99.1 and 99.10) and ten months October 31, 2022 and 2021 (unaudited) (Exhibit 99.19);

ii.	Unique Logistics International (India)- March 31, 2022 and 2021 (audited) (Exhibits 99.8 and 99.17) and seven months October 31, 2022 and 2021 (unaudited) (Exhibit 99.26);

iii.	Unique Logistics International (Vietnam) Co., Ltd.- December 31, 2021 and 2020 (audited) (Exhibits 99.9 and 99.18) and ten months October 31, 2022 and 2021 (unaudited) (Exhibit 99.27);

iv.	ULI (South China) Limited- December 31, 2021 and 2020 (audited) (Exhibits 99.2 and 99.11) and ten months October 31, 2022 and 2021 (unaudited) (Exhibit 99.20);

v.	Unique Logistics International (South China) Limited - December 31, 2021 and 2020 (audited) (Exhibits 99.4 and 99.13) and ten months October 31, 2022 and 2021 (unaudited) (Exhibit 99.22)

vi.	Shenzhen Unique Logistics International Limited- December 31, 2021 and 2020 (audited) (Exhibits 99.5 and 99.14) and ten months October 31, 2022 and 2021 (unaudited) (Exhibit 99.23);

Affiliates (Equity Method Investments)

vii.	TGF Unique Limited- March 31, 2022 and 2021 (audited) (Exhibits 99.7 and 99.16) and seven months October 31, 2022 and 2021 (unaudited) (Exhibit 99.25);

viii.	Unique Logistics International Co., Ltd (Taiwan)- December 31, 2021 and 2020 (audited) (Exhibits 99.6 and 99.15) and ten months October 31, 2022 and 2021 (unaudited) (Exhibit 99.24);

ix.	ULI (North & East China) Company Limited- December 31, 2021 and 2020 (audited) (Exhibits 99.3 and 99.12) and ten months October 31, 2022 and 2021 (unaudited) (Exhibit 99.21); Note that Unique Logistics (Shanghai) Co. LTD is wholly-owned by ULI (North & East China) Company Limited and is included as part of their financial statements.

Exhibits refer to the exhibit number of Form 8-K/A filed May 5, 2023.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Eli Kay

Chief Financial Officer

Unique Logistics International, Inc.

154-09 146th Ave.

Jamaica, NY 11434

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Appendix to Response Letter

Results of Operations for the Three Months Ended August 31, 2023 and 2022

Revenue

For the three months ended August 31, 2023 and 2022, Unique Logistics’ revenue by product line was as follows:

	For the Three Months ended August 31, 2023 (As reported)	For the Three Months ended August 31, 2023 (Acquired entities)	For the Three Months ended August 31, 2023 (Legacy)	For the Three Months ended August 31, 2022	$ change year over year (As reported)	% change year over year (As reported)	$ change year over year (Legacy)	% change year over year (Legacy)

Airfreight services	$19,147,970	5,921,967	$13,226,003	$29,934,037	$(10,786,067)	(36.0)%	$(16,708,034)	(55.8)%
Ocean freight and ocean services	30,728,501	8,322,019	22,406,482	88,254,730	(57,526,229)	(65.2)%	(65,848,248)	(74.6)%
Contract logistics	572,712	—	572,712	768,714	(196,002)	(25.5)%	(196,002)	(25.5)%
Customs brokerage and other services	12,419,101	3,465,156	8,953,945	17,551,391	(5,132,290)	(29.2)%	(8,597,446)	(49.0)%
Total revenues	$62,868,284	17,709,142	45,159,142	$136,508,872	(73,640,588)	(53.9)%	(91,349,730)	(66.9)%

The 53.9% decrease in total revenues for the three months ended August 31, 2023, compared to the three months ended August 31, 2022, is primarily due to decreases of 65.2% in ocean freight and ocean services and 36.0% in air freight services. Excluding revenues of $17.7 million (net of intercompany eliminations) from the ULHK Entities acquired on February 21, 2023, total revenues for the three months ended August 31, 2023, were $45.2 million  , a decrease of $91.3 million, or 66.9%, compared to the three months ended August 31, 2022.

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The decline in air freight revenue was primarily due to a volume reduction of approximately 51.7% compared to the three-month period ended August 31, 2022, which accounted for 67.8% of the decline in air freight revenue quarter-over-quarter. Excluding air freight revenues of $5.9 million (net of intercompany eliminations) attributable to the operations of the ULHK Entities, air freight revenue was $13.2 million for the three months ended August 31, 2023, a decrease of $16.7 million, or 55.8%, compared to the three months ended August 31, 2022. Such decrease was primarily due to a volume reduction of approximately 51.2% during the three months ended August 31, 2023, compared to the same period of 2022, which accounted for 61.7% of the decline in air freight revenue quarter over quarter. In each case, the decrease in air freight revenue was due to a decrease in demand. During the quarter ended August 31, 2022, demand for air freight was still very strong due to the rebound of consumer purchases post-COVID. A price reduction of approximately 24.5%, or 31.7% excluding the impact of the ULHK Entities, over the comparable period of the prior year, also due to a decrease in demand, accounted for the remainder of the decrease in air freight revenue or 38.3%.

The decline in ocean freight revenue was due to a volume reduction of approximately 22.0% and a pricing reduction of approximately 59.6% compared to the three months ended August 31, 2022, which were responsible for 28.4.0% and 71.6%, respectively, of the decline in ocean freight revenue period-over period, in each case due to decreases in demand.

Excluding ocean freight revenue of $8.3 million (net of intercompany eliminations) attributable to the operations of the ULHK Entities, ocean freight revenue was $22.4 million for the three months ended August 31, 2023, a decrease of $65.9 million, or 74.6%, compared to the three months ended August 31, 2022. Such decline was due to a volume reduction of approximately 50.8%% and a pricing reduction of approximately 48.4%% during the three months ended August 31, 2023, compared to the same period of 2022, which were responsible for 51.3% and 48.7%, respectively, of the decline in air freight revenue period-over period, in each case due to decreases in demand.

Management is expecting both the air and the ocean freight business to steadily improve in terms of volumes and to remain stable in terms of pricing during the remainder of fiscal 2024 based on the customer volume projections and secured customer commitments we have received to date. The Company also expects revenues from the ULHK Entities acquired on February 21, 2023, to have a positive impact on revenues for the interim periods and the full fiscal year ending May 31, 2024.

In addition, contract logistics and custom brokerage services revenue declined compared to the quarter ended August 31, 2022, because of the overall decrease in demand for shipping services, meaning less cargo being handled and less customer entries are being processed by brokerage. Contract logistics and custom brokerage services revenue attributable to the operations of the ULHK Entities were $9.0 million and $17.6 million, respectively, during the three months ended August 31, 2023 and 2022.

Costs and Operating Expenses

For the three months ended August 31, 2023 and 2022, Unique Logistics’ costs and operating expenses were as follows:

	For the Three Months ended August 31, 2023	For the Three Months ended August 31, 2022	$ change	% change
Costs and operating expenses:
Airfreight services	$17,892,433	$27,549,841	$(9,657,408)	(35.1)%
Ocean freight and ocean services	25,819,755	81,937,860	(56,118,105)	(68.5)%
Contract logistics	168,158	312,892	(144,734)	(46.3)%
Customs brokerage and other services	10,748,897	16,644,743	(5,895,846)	(35.4)%
Salaries and related costs	6,016,892	3,284,382	2,732,510	83.2%
Professional fees	807,893	763,304	44,589	5.8%
Rent and occupancy	1,096,565	529,110	567,455	107.2%
Selling and promotion	714,971	100,854	614,117	608.9%
Depreciation and amortization	699,400	200,674	498,726	248.5%
Other expense	471,979	332,947	139,032	41.8%
Total costs and operating expenses	$64,436,943	$131,656,607	(67,219,664)	(51.1)%

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For the three months ended August 31, 2023 and 2022, Unique Logistics’ costs and operating   expenses, excluding the operations of the ULHK Entities (legacy only), were as follows:

	For the Three Months ended August 31, 2023	For the Three Months ended August 31, 2022	$ change	% change
Costs and operating expenses:
Airfreight services	$12,948,424	$27,549,841	$(14,601,417)	(53.0)%
Ocean freight and ocean services	19,403,574	81,937,860	(62,534,286)	(76.3)%
Contract logistics	161,275	312,892	(151,617)	(48.5)%
Customs brokerage and other services	8,290,894	16,644,743	(8,353,849)	(50.2)%
Salaries and related costs	3,841,282	3,284,382	556,900	17.0%
Professional fees	760,979	763,304	(2,325)	(0.3)%
Rent and occupancy	840,108	529,110	310,998	58.8%
Selling and promotion	619,067	100,854	518,213	513.8%
Depreciation and amortization	464,306	200,674	263,632	131.4%
Other expense	583,332	332,947	250,385	75.2%
Total costs and operating expenses	$47,913,241	$131,656,607	$(83,743,366)	(63.6)%

Decreases in the cost of sales were partially offset by increases in other operating and administrative expenses, which increased by an aggregate of $5.0 million, during the three months ended August 31, 2023 compared to the three months ended August 31, 2022, primarily due to salaries and related costs for the employees of our new subsidiaries acquired in the ULHK Entities Acquisition, which accounted for $2.2 million of the increase; the balance of this increase resulted from our hiring six new employees based in the United States since August 31, 2022. The Company doesn’t expect significant increases in salaries and benefits going forward and is considering actions to implement in order to curtail these costs in future periods. Selling and promotion expenses increased by $0.6 million or 608.9%, period-over-period, due to monthly recognition of commissions expense based on fiscal 2024 annual projections and an adjustment for an over accrued commissions made during the quarter ended August 31, 2022, approximately $0.1 million of which was attributable to the operations of the ULHK Entities. Rent and occupancy expenses increased by $0.6 million or 107.2%, period-over-period due to an approximately 50.0% increase in the rental rates under the renewed lease for our warehouse facility in Los Angeles and leasing of new offices during fiscal 2023 as the Company expanded globally, approximately $0.3 million of which was attributable to the operations of the ULHK Entities. The Company doesn’t expect significant increases in rent and occupancy expenses going forward. The $0.5 million or 248.5% increase in depreciation and amortization expense was the result of recognition of approximately $6.5 million of identifiable intangible assets such as customer relations and non-complete agreements as part of the ULHK Entities Acquisition, with approximately $0.2 million attributable to the operations of the ULHK Entities.

Gross Margins

Although revenue and direct costs both decreased during the three months ended August 31, 2023 compared to the quarter ended August 31, 2022, the gross margin as a percentage of revenue increased from 7.4% to 13.1%, or to 9.6% excluding the operations of the ULHK Entities, period over period. This increase was primarily the result of our adoption of better planning and procurement practices, synergies achieved with recently acquired entities in strategic markets, better alignment and retention with our existing customers and positive contributions from our recently upgraded sales and customer service teams. Gross margin is an important measurement of the logistics company efficiency and profitability. The Company is focused on this and other measures when making strategic decisions and investments.

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Other Income (Expenses)

During the quarter ended August 31, 2023, total other expenses were approximately $1.0 million and consisted primarily of $1.4 million of interest paid on our operating line of credit with TBK Bank, SSB, term debt and related party debt.

During the quarter ended August 31, 2022, total other expenses consisted of $1.4 million in interest expense offset by an $0.6 million increase in the fair value of derivative liabilities related to the antidilution provision imbedded in the Company’s preferred stock series A, D and C.

Income Tax Expense (Benefit)

Due to the loss before taxes recognized during the quarter ended August 31, 2023, the Company realized $0.5 million in tax benefits as part of its annual tax provision compared with income tax expense of $0.8 million recorded during the three months ended August 31, 2022, based on net income before income taxes of $4.1 million for that quarter.

Results of Operations for the Years Ended May 31, 2023 and 2022

Revenue

For the years ended May 31, 2023 and 2022, Unique Logistics’ revenue by product line was as follows:

	For the Year Ended May 31, 2023 (As reported)	For the Year Ended May 31, 2023 (Acquired entities	For the Year Ended May 31, 2023 (Legacy)	For the Year Ended May 31, 2022	$ change year over year (As reported)	% change year over year (As reported)	$ change year over year (Legacy)	% change year over year (Legacy)
Revenues
Air freight	$80,971,563	$3,671,521	$77,300,042	$499,024,643	(418,053,080)	(83.8)%	(421,724,601)	(84.5)%
Ocean freight	181,432,206	4,897,004	176,535,202	446,977,162	(265,544,956)	(59.4)%	(270,441,960)	(60.5)%
Contract logistics	3,217,479	-	3,217,479	3,491,489	(274,010)	(7.8)%	(274,010)	(7.8)%
Customs brokerage and other services	59,997,244	1,501,699	58,495,545	64,993,386	(4,996,142)	(7.7)%	(6,497,841)	(10.0)%
Total revenues	$325,618,492	$10,070,224	$315,548,268	$1,014,486,680	(688,868,188)	(67.9)%	(698,938,412)	(68.9)%

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The 67.9% decrease in total revenues for the year ended May 31, 2023 compared to the year ended May 31, 2022, was primarily due to decreases of 83.9% in air freight revenue and 59.4% in ocean freight revenue; decreased revenues from our contract logistics and customs brokerage operating segments also contributed to the decrease in total revenues. Excluding revenues of $10.1 million (net of intercompany eliminations) from the ULHK Entities acquired on February 21, 2023, total revenues for the year ended May 31, 2023, were $315.5 million, a decrease of $698.9 million, or 68.9%, compared to the year ended May 31, 2022.

The decline in air freight revenue was primarily due to a volume reduction of approximately 80.0% over the year ended May 31, 2022, which accounted for 93.2% of the decline in air freight revenue year-over-year, due to a decrease in demand. During the year ended May 31, 2022, demand for air freight was so much greater than historical levels due to the rebound of post-COVID buying that the Company was operating dedicated air cargo charters for its customers to meet the increased demand. The air charter program was an agreement with several major airlines to add a substantial number of charter flights for the peak season period of August 1, 2021, through December 31, 2021. The agreements terminated, and the charter flights ended, in December 2021 (the third quarter of our 2022 fiscal year). A pricing reduction of approximately 32.5% year-over-year, also due to a decrease in demand, accounted for the remainder of the decrease in air freight revenue.

Excluding air freight revenue of $3.7 million attributable to the operations of the ULHK Entities, air freight revenue was $77.3 million for the year ended May 31, 2023, a decrease of $421.7 million, or 84.5%, compared to the year ended May 31, 2022. Such decline was primarily due to a volume reduction of approximately 79.9% during the year ended May 31, 2023 compared to the prior year, which accounted for 75.7% of the decline in air freight revenue year-over-year, due to a decrease in demand, as discussed above. A pricing reduction of approximately 25.7% year-over-year, also due to a decrease in demand, accounted for the remainder of the decrease in air freight revenue.

The decline in ocean freight revenue was due to a volume reduction of approximately 38.7% and a pricing reduction of approximately 39.5% during the year ended May 31, 2023, compared to the prior fiscal year, which were responsible for 65.2% and 34.8%, respectively, of the decline in ocean freight revenue year-over-year, in each case due to decreases in demand. Overall shipping volumes have been experiencing a steady global decline in the past 15 months, with additional ocean freight capacity available, putting further pressure on pricing.

Excluding ocean freight revenue of $4.9 million attributable to the operations of the ULHK Entities, ocean freight revenue was $176.5 million for the year ended May 31, 2023, a decrease of $270.4 million, or 60.5%, compared to the year ended May 31, 2022. Such decline was due to a volume reduction of approximately 44.1% and a pricing reduction of approximately 34.8% during the year ended May 31, 2023, compared to the prior fiscal year, which were responsible for 55.9% and 44.1%, respectively, of the decline in ocean freight revenue year-over-year, in each case due to decreases in demand.

Costs and Operating Expenses

Cost of freight and other operating expenses were $315.2 million for the year ended May 31, 2023, $14.3 million of which was attributable to the operations of the ULHK Entities, compared to $998.0 million for the year ended May 31, 2022, a reduction of 68.4% (or 69.3% excluding the $14.3 million attributable to the operations of the ULHK Entities), primarily as a result of the reduction in shipping volumes in air freight and ocean freight, as discussed above. In particular, air freight costs were 85.4% lower and ocean freight costs were 61.6% lower during the year ended May 31, 2023, or 85.7% and 62.5% lower, respectively, excluding the impact of the operations of the ULHK Entities, in each case compared to the year ended May 31, 2022.

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Other operating and administrative expenses were $25.8 million, or $23.6 million excluding $2.2 million of such expenses attributable to the operations of the ULHK Entities, during the year ended May 31, 2023, compared to $26.4 million for the year ended May 31, 2022, representing decreases of 2.3% and 10.5%, respectively, year-over-year. The decrease in other operating and administrative expenses was primarily due to a $3.8 million, or 56.7%, reduction in selling and promotional costs due to lower sales that reduced the commissions we paid to our sales staff and the lack of any bad debt expense during the year ended May 31, 2023, compared to bad debt expense of $2.5 million during the year ended May 31, 2022. The bad debt expense during fiscal 2022 resulted from the Company recording a specific provision against several specific customer balances that are currently in dispute. There were no such customer balances identified during the year ended May 31, 2023. These reductions were offset by a $3.6 million, or 31.0%, increase in salaries and related costs and a $1.1 million, or 52.2%, increase in rent and occupancy costs during the year ended May 31, 2023 compared to the year ended May 31, 2022. The increase in salaries and related costs year-over-year is due to the addition of $1.5 million of salaries and related costs for the employees of our new subsidiaries acquired in the ULHK Entities Acquisition, as well as new hires and promotions that accounted for the remainder of the increase. Rent and occupancy expenses increased approximately $1.0 million year-over-year due to an approximately 50.0% increase in the rental rates under the renewed lease for our warehouse facility and our leasing of new office space during fiscal 2023 as the Company expanded globally.

Gross Margin

Although revenue and direct costs both decreased during the year ended May 31, 2023 compared to the year ended May 31, 2022, the gross margin as a percentage of revenue increased from 4.2% to 11.1% year over year, or to 10.4% year over year excluding the operations of the ULHK Entities. This increase was primarily the result of our adoption of better planning and procurement practices, synergies achieved with recently acquired entities in strategic markets, better alignment and retention with our existing customers and positive contributions from our recently upgraded sales and customer service teams. Gross margin is an important measurement of the logistics company efficiency and profitability. The Company is focused on this and other measures when making strategic decisions and investments.

Other Income (Expenses)

For the year ended May 31, 2023, other expenses were $0.9 million and consisted of interest expense of $3.8 million from our operating line of credit with TBK Bank, SSB, offset by the gain recognized on change in valuation of contingent consideration in the amount of $1.8 million, which represents the reversal of a previously-recorded earn-out provision as part of ULHK Entities Acquisition as we determined after closing that the milestones that would have triggered the payment had not been met, a $0.9 million gain in fair value of derivative liabilities related to the antidilution provision imbedded in the Unique Logistics Convertible Preferred Stock and $0.3 million in other gains recorded by the ULKH Entities.

For the year ended May 31, 2022, other expenses were $10.6 million and consisted primarily of interest expense of $5.6 million and a $4.0 million loss in fair value of derivative liabilities related to the antidilution provisions imbedded in the Unique Logistics Convertible Preferred Stock.

The $0.9 gain in the fair value of derivative liabilities during the year ended May 31, 2023 compared to the $4.0 million loss for year ended May 31, 2022, is due to recognition of derivative liability for the first time during the quarter ended February 28, 2022. Interest expense decreased year-over-year primarily due to our reduced borrowing on our operating line of credit in order to support our operations due to lower shipping volumes and a decline in the costs of freight services during fiscal 2023 as compared to the previous year.

Net Income

Net income was $8.2 million for the year ended May 31, 2023, compared to $3.5 million for the year ended May 31, 2022. Net income attributable to common shareholders was $8.2 million during the year ended May 31, 2023 compared to net loss available to common shareholders of $1.0 million for the year ended May 31, 2022, due to a deemed dividend of $4.6 million recorded as a result of the Company exchanging $3.9 million of convertible notes into Unique Logistics Series C Convertible Preferred Stock and Unique Logistics Series D Convertible Preferred Stock on December 10, 2022.

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Adjusted EBITDA

We define adjusted EBITDA to be earnings before interest, taxes, depreciation and amortization, factoring fees, other income, net, stock-based compensation and expenses, merger and acquisition costs, restructuring, transition and acquisitions expense, net, goodwill impairment and certain other items.

Adjusted EBITDA is not a measurement of financial performance under GAAP and may not be comparable to other similarly titled measures of other companies. We present adjusted EBITDA because we believe that adjusted EBITDA is a useful supplement to net income as an indicator of operating performance. We use adjusted EBITDA as a financial metric to measure the financial performance of the business because management believes that it provides additional information with respect to the performance of our fundamental business activities. For this reason, we believe that adjusted EBITDA will also be useful to others, including our stockholders, as a valuable financial metric.

Adjusted EBITDA should not be considered as an alternative to net income as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of cash flows, in each case as determined in accordance with GAAP, or as a measure of liquidity. In addition, adjusted EBITDA does not take into account changes in certain assets and liabilities as well as interest and income taxes that can affect cash flows. We do not intend the presentation of this non-GAAP financial measure to be considered in isolation or as a substitute for results prepared in accordance with GAAP. This non-GAAP financial measure should be read only in conjunction with our condensed consolidated financial statements prepared in accordance with GAAP and appearing elsewhere in this proxy statement/consent solicitation statement/prospectus.

Following is the reconciliation of our consolidated net income to adjusted EBITDA   for the periods indicated:

	For the three months Ended August 31, 2023	For the three months ended August 31, 2022
Net income (loss)	$(2,311,128)	$3,321,341

Add Back:
Income tax (benefit)	(493,831)	792,187
Depreciation and amortization	699,400	200,674
Change in fair value of derivative liability	21,788	(618,948)
Interest expense	1,390,208	1,357,685

Adjusted EBITDA	$(693,563)	$5,052,939

	For the Year Ended May 31, 2023	For the Year Ended May 31, 2022
Net income (loss)	$8,201,773	$3,534,554

Add Back:

Income tax expense	1,388,983	2,414,298
Depreciation and amortization	1,270,462	782,351
Gain (loss) on forgiveness of promissory notes	—	(358,236)
Gain (loss) on extinguishment of convertible notes	—	564,037
Change in fair value of derivative liability	(879,733)	4,020,698
Change in fair value of contingent liability	(1,750,000)
Factoring fees	—	27,000
Interest expense (including accretion of debt discount)	3,836,511	6,349,067
Noncontrolling interest income (loss)	(12,795)	—
Adjusted EBITDA	$12,055,201	$17,333,769

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